Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                November 4, 2020


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8971
                    Diversified Assets Portfolio, Series 10
                                 (the "Trust")
                      CIK No. 1820305 File No. 333-249153
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
_______

      1. THE COVER PAGE OF THE PROSPECTUS DEFINES EXCHANGE-TRADED FUNDS AS "ETFS" OR "FUNDS." GIVEN THAT THE TRUST INVESTS ONLY IN ETFS, IT IS CONFUSING TO USE BOTH TERMS. PLEASE REVISE THE PROSPECTUS TO USE ONE TERM CONSISTENTLY THROUGHOUT.

      Response: The Trust respectfully declines to make this change as it believes that the defined terms are not misleading to investors and are appropriately used interchangeably throughout the prospectus.

Portfolio Selection Process
___________________________

      2. THE DISCLOSURE PROVIDES THAT THE TRUST "IS DERIVED FROM THE DIVERSIFIED PORTFOLIO INDEX(TM) (THE "INDEX")." PLEASE EXPLAIN WHAT "DERIVED FROM" MEANS. FOR EXAMPLE, THE DISCLOSURE COULD PROVIDE THAT THE TRUST SELECTS SECURITIES FROM THE INDEX.

      Response: In accordance with the Staff's comment, the reference to "derived from" has been deleted. Please refer to the Trust's response to comment 5 below.

      3. PLEASE REVISE THE DISCLOSURE IN THE LAST SENTENCE OF THE FIRST PARAGRAPH OF THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS" TO CLARIFY THAT THE TRUST'S PORTFOLIO WILL CONTAIN ETFS REPRESENTING DOMESTIC AND INTERNATIONAL EQUITY SECURITIES.

      Response: The requested revision has been made in accordance with the Staff's comment. Please refer to the Trust's response to comment 5 below.

      4. THE STAFF NOTES THAT THE DISCLOSURE CONTAINS THE FOLLOWING HEADING:
"ABOUT THE DIVERSIFIED PORTFOLIO INDEX(TM)," BUT THAT THE DISCLOSURE THAT FOLLOWS THE HEADING IS NOT RELATED TO THE INDEX EXCLUSIVELY AND INCLUDES PORTFOLIO STRATEGY DISCLOSURE. PLEASE REVISE THE HEADING ACCORDINGLY.

      Response: Please refer to the Trust's response to comment 5 below.

      5. THE DISCLOSURE PROVIDES THAT THE ETFS IN THE TRUST'S PORTFOLIO WERE SELECTED FROM THE INDEX 'THAT ENCOMPASS THE UNIVERSE OF THE INVESTMENT SECURITIES SPECTRUM." PLEASE DESCRIBE WHAT IS MEANT BY "INVESTMENT SECURITIES SPECTRUM." PLEASE ALSO REVISE ALL OF THE DISCLOSURE IN THESE SECTIONS TO FIRST DESCRIBE THE INDEX AND HOW IT IS CONSTRUCTED AND TO THEN DESCRIBE HOW THE SECURITIES FOR THE TRUST'S PORTFOLIO ARE SELECTED. THE DISCLOSURE IN THE "PORTFOLIO SELECTION PROCESS" IS INTERSPERSED BETWEEN THE INDEX'S AND TRUST'S SELECTION PROCESS.

      Response: In accordance with the Staff's comment, the section entitled "Portfolio Selection Process" will be replaced in its entirety with the following:

      "PORTFOLIO SELECTION PROCESS.

            The Trust is structured as a unit investment trust with a 15-month maturity. The Trust's portfolio is selected from the Diversified Portfolio Index(TM) (the "Index"). Specifically, the portfolio contains ETFs representing domestic and international equity securities, corporate bonds, asset-backed securities, mortgage-backed securities, foreign government debt, U.S. treasuries, Treasury Inflation-Protected Securities ("TIPS"), real estate, precious metals and commodities.

      About the Diversified Portfolio Index(TM).

            The Index is a benchmark that follows all asset classes, industry sectors, world geography and market capitalizations. To appropriately represent the universe of each asset class, the ETF constituents of the Index must trade:

      o On a major domestic exchange;
      o In U.S. dollars; and
      o In real time during market hours.

      The qualified countries that are represented in the Index must meet the following criteria:

      o Each country must be an independent, sovereign nation that:
               o Is listed within the CIA World Factbook;
               o Has GDP equal to or greater than $1 trillion (USD); and
               o Has GDP that is at least 1% of the sum of GDP of the world (as reported by the CIA World Factbook).

      o  Each nation's economy must  be  broadly represented by eligible
         ETFs.

      The Diversified Portfolio Index(TM) is a trademark of Unadex LLC.

      About the Trust's Portfolio.

            To create the portfolio for the Trust, ETFs from all asset classes were selected from the Index. Individual ETFs were selected based on the following weightings as of the date the portfolio was selected:

      o U.S. common stocks (40%);
      o International common stocks (10%);
      o Bonds (30%);
      o Real Estate Investment Trusts ("REITs") (10%);
      o Commodities (5%); and
      o Precious metals (5%).

            The ETFs for the Trust's portfolio were also selected based on the size of the ETFs at the Initial Date of Deposit, which must be greater than $50,000,000, while attempting to limit the overlap of the securities held by the ETFs. All of the ETFs held by the Trust are index-based ETFs as of the Initial Date of Deposit. The Sponsor does not require specific duration, maturity or investment quality policies when selecting the ETFs for the Trust's portfolio."

      6. IF ACCURATE, PLEASE CONSIDER REVISING THE REFERENCE TO "U.S. SECURITIES" TO "U.S. COMMON STOCKS" IN THE FIRST BULLET POINT.

      Response: Please refer to the Trust's response to comment 5 above.

      7. THE STAFF NOTES THAT THE DISCLOSURE PROVIDES:

      "THE ETFS WERE SELECTED BASED ON A NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, THE SIZE AND LIQUIDITY OF THE ETF, THE CURRENT DIVIDEND YIELD OF THE ETF, THE QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETF, AND THE EXPENSE RATIO OF THE ETF, WHILE ATTEMPTING TO LIMIT THE OVERLAP OF THE SECURITIES HELD BY THE ETFS."

      (A) PLEASE CONSIDER CLARIFYING THAT THIS DISCLOSURE DISCUSSES THE ETFS FOR THE PORTFOLIO IN THE FIRST REFERENCE TO "ETFS" ABOVE.

      (B) PLEASE DELETE THE REFERENCE TO "INCLUDING, BUT NOT LIMITED TO."

      (C) PLEASE CONSIDER INCLUDING RISKS FOR DIVIDEND-PAYING SECURITIES.

      (D) PLEASE DESCRIBE WHETHER THERE IS ANY CRITERIA AS TO CREDIT QUALITY, DURATION OR MATURITY, IF THERE IS CRITERIA RELATED TO CREDIT QUALITY, THE DISCLOSURE SHOULD DEFINE INVESTMENT GRADE AND/OR HIGH-YIELD SECURITIES.

      (E) PLEASE SPECIFY THE TYPES OF FIXED INCOME SECURITIES OTHER THAN CORPORATE BONDS MENTIONED ABOVE.

      (F) PLEASE DISCLOSE THE SPECIFIC PARAMETERS/CRITERIA AS TO SIZE, LIQUIDITY, DIVIDEND YIELD, QUALITY AND CHARACTER AND EXPENSE RATIO.

      Response: Please reference the Trust's response to comment 5 above with respect to items (a), (b), (d), (e) and (f) above. With respect to the Staff's request in (c) above, the Trust refers the Staff to the "Distributions" risk in the principal risks section of the Trust's prospectus.

Additional Portfolio Contents.
______________________________

      8. PLEASE REVISE THE REFERENCE TO "FUNDS" IN THE SECTION ENTITLED "ADDITIONAL PORTFOLIO CONTENTS" TO "ETFS."

      Response: The Trust respectfully declines to make this change as it believes that the defined terms are not misleading to investors and are appropriately used interchangeably throughout the prospectus.

      9. PLEASE SPECIFY THE TYPES OF SECURITIES OF EMERGING MARKET COMPANIES THAT THE TRUST INVESTS IN.

      Response: In accordance with the Staff's comment, the disclosure under the section entitled "Additional Portfolio Contents" will be replaced in its entirety with the following:

      "In addition to the investments described above, the Trust has exposure to the following investments through the Funds held by the Trust: investment grade securities, foreign securities (including American Depositary Receipts, and common stocks and corporate bonds of emerging market companies), and companies with various market capitalizations."

Risk Factors
____________

      10. IF THE UNDERLYING ETFS INVEST IN BONDS THAT REFERENCE LIBOR, PLEASE ADD APPROPRIATE RISK DISCLOSURE.

      Response: If, based on the Trust's final portfolio, the ETF's held by the Trust have exposure to bonds that reference LIBOR, appropriate risk disclosure will be added to the Trust's prospectus.

      11. THE SECOND SENTENCE OF THE "EXCHANGE-TRADED FUNDS" RISK PROVIDES:

"ETFS ARE SUBJECT TO VARIOUS RISKS, INCLUDING MANAGEMENT'S ABILITY TO MEET THE FUND'S INVESTMENT OBJECTIVE, AND TO MANAGE THE FUND'S PORTFOLIO WHEN THE UNDERLYING SECURITIES ARE REDEEMED OR SOLD, DURING PERIODS OF MARKET TURMOIL AND AS INVESTORS' PERCEPTIONS REGARDING ETFS OR THEIR UNDERLYING INVESTMENTS CHANGE."

PLEASE REVIEW AND REVISE THIS DISCLOSURE FOR ACCURACY AS IT IS DIFFERENT FROM THE ETF RISK DISCLOSURE THE STAFF NORMALLY OBSERVES FOR A GENERAL ETF RISK. MOREOVER, IT IS UNCLEAR WHY MANAGEMENT'S ABILITY TO MEET THE FUND'S INVESTMENT OBJECTIVE IS RELEVANT FOR INDEX-TRACKING ETFS AND WHAT THE MANAGEMENT'S ABILITY TO MANAGE THE FUND'S PORTFOLIO WHEN THE UNDERLYING SECURITIES ARE REDEEMED OR SOLD IS REFERRING TO.

      Response: In accordance with the Staff's comment, the referenced disclosure will be replaced in its entirety with the following:

      "The Trust is subject to substantially the same risks as those associated with the direct ownership of the securities represented by the underlying ETFs in which it invests. In addition, the Trust may be affected by losses of the ETFs and the level of risk arising from the investment practices of the ETFs (such as the use of leverage by the ETFs). The Trust has no control over the investments and related risks taken by the ETFs in which it invests."

      12. IF THE TRUST WILL INVEST IN AFFILIATED ETFS, PLEASE ADD APPROPRIATE CONFLICT DISCLOSURE IN THE STRATEGY AND RISK SECTIONS AS HAS BEEN INCLUDED IN PRIOR FIRST TRUST UITS BASED ON RECENT COMMENTS.

      Response: If the Trust has exposure to any ETFs which are advised by First Trust Advisors L.P., an affiliate of the Trust's Sponsor, appropriate disclosure will be added to the Trust's prospectus.

      13. THE STAFF NOTES THAT THE RISK FACTORS INCLUDE BOTH AN "EXCHANGE-TRADED FUNDS" RISK AND A "INVESTMENT IN OTHER INVESTMENT COMPANIES" RISK. PLEASE DESCRIBE WHY BOTH ARE NECESSARY OR CONSIDER DELETING ONE OF THE RISKS.

      Response: Please note that the "Exchange-Traded Funds" risk is specific to the Trust's investment in ETFs while the "Investment Companies Risk" covers the risks of investing in other investment companies more broadly. Moreover, the two risk factors are not duplicative and cover different risks associated with investments in underlying funds. For example, the "Investment in other Investment Companies" risk describes that funds may in the future invest in other types of securities which involve risk which may differ from the risks described in the prospectus, and that certain of the Funds held by the Trust may invest a relatively high percentage of their assets in a limited number of issuers. The Trust believes that including both risks is appropriate and necessary for investor comprehension as both are applicable to the Trust.

      14. PLEASE CONSIDER WHETHER THE "INDEX CORRELATION RISK" IS A PRINCIPAL RISK TO THE TRUST. WHILE THE DISCLOSURE STATES THE TRUST IS DERIVED FROM THE DIVERSIFIED PORTFOLIO INDEX ETFS AND ETFS WERE SELECTED FROM THE INDEX THAT ENCOMPASS THE UNIVERSE OF THE INVESTMENT SECURITIES SPECTRUM, IT IS NOT CLEAR THAT THE TRUST IS ACTUALLY TRACKING THE INDEX. PLEASE EXPLAIN OR REVISE TO EXPLAIN WHY THIS IS PRINCIPAL RISK.

      Response: Please note that the disclosure in the "Index Correlation Risk" describes the risks associated with the underlying index-based ETFs held by the Trust and not the Trust itself. The Trust itself is not tracking an Index. Therefore, the Trust believes that the "Index Correlation Risk" is appropriately included as a principal risk of the Trust.

      15. THE STAFF NOTES THAT THE "FOREIGN SECURITIES" RISK INCLUDES REFERENCES TO FOREIGN DEBT SECURITIES. WILL THE ETFS HELD BY THE TRUST INVEST IN DEBT SECURITIES OF FOREIGN GOVERNMENTS? IF NOT, PLEASE DELETE THESE REFERENCES.

      Response: Please note that certain of the ETFs held by the Trust may invest in debt securities of foreign countries, as will be disclosed in the section entitled "Portfolio Selection Process" in accordance with the Trust's response to comment 5 above. Therefore, the Trust believes that the references to foreign debt securities in the "Foreign Securities" risk are appropriate for investor comprehension.

      16. THE STAFF NOTES THAT THE "FOREIGN SECURITIES" RISK INCLUDES REFERENCES TO GLOBAL DEPOSITARY RECEIPTS/GDRS. PLEASE ADD GDRS TO THE STRATEGY DISCLOSURE.

      Response: The Trust respectfully declines to add GDRs to the Trust's strategy disclosure. While it is possible that the underlying ETFs held by the Trust may hold GDRs, it is not part of the Trust's investment strategy or the reason the ETFs were selected for the Trust's portfolio. The Trust believes that the disclosure relating to GDRs in the "Foreign Securities" risk is necessary for investor comprehension considering that the underlying ETFs may hold GDRs.

      17. PLEASE REVISE THE "EMERGING MARKETS" RISK DISCLOSURE TO ADD THAT "LESS INFORMATION ABOUT THE EMERGING MARKET COMPANIES IS PUBLICLY AVAILABLE DUE TO DIFFERENCES IN REGULATORY, ACCOUNTING, AUDITING AND FINANCIAL RECORD KEEPING STANDARDS AND AVAILABLE INFORMATION MAY BE UNRELIABLE OR OUTDATED." IN ADDITION, PLEASE ALSO ADD THAT "THE RIGHTS AND REMEDIES ASSOCIATED WITH EMERGING MARKET INVESTMENTS SECURITIES MAY BE DIFFERENT THAN THOSE AVAILABLE FOR INVESTMENTS IN DEVELOPED MARKETS." LASTLY, IF THE TRUST HAS SIGNIFICANT EXPOSURE TO INVESTMENTS IN CHINA, PLEASE ADD CHINA RELATED RISK DISCLOSURE.

      Response: In accordance with the Staff's comment, the "Emerging Markets" risk disclosure will be removed and replaced in its entirety with the following;

      "EMERGING MARKETS. Certain of the Funds held by the Trust invest in companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, less information about emerging market companies is publicly available due to differences in regulatory, accounting, audit and financial recordkeeping standards and information that is available may be unreliable or outdated. Moreover, the rights and remedies associated with emerging market investment securities may be different than those available for investments in more developed markets. Furthermore, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative."

In addition, please note that if the Trust has significant exposure to China based on its final portfolio, relevant risk disclosure will be added to the Trust's prospectus.

      18. THE STAFF NOTES THAT THE RISK FACTORS INCLUDE A "MANAGEMENT RISK." PLEASE REFLECT THAT THE ETFS IN WHICH THE TRUST INVESTS INCLUDE BOTH INDEX FUNDS AND ACTIVELY MANAGED FUNDS IN THE STRATEGY DISCLOSURE.

      Response: Please note that none of the ETFs held by the Trust are actively managed, as is disclosed in the section entitled "Portfolio Selection Process." Correspondingly, the "Management Risk" will be deleted from the Trust's prospectus.

      19. PLEASE BRIEFLY DESCRIBE THE UIT'S INDEMNIFICATION PROVISIONS RELATING TO OFFICERS, DIRECTORS, ETC. IN THE REGISTRATION STATEMENT AS REQUIRED BY RULE 484 (IN ADDITION TO PROVIDING THE UNDERTAKING).

      Response: Please refer to the bullet points under the section of the prospectus entitled "Expenses and Charges" where the Trust identifies circumstances under which the Trust may indemnify the Trustee and/or Sponsor of the Trust.

      20. THE STAFF NOTES THAT THE INFORMATION SUPPLEMENT CONTAINS THE FOLLOWING DISCLOSURE IN THE "SECURITIES" RISK:

      "SECURITIES. THE SECURITIES  IN  THE  TRUST  MAY  REPRESENT COMMON
      STOCK  ("COMMON  STOCKS"), PREFERRED  STOCK  ("PREFERRED STOCKS"),
      TRUST  PREFERRED SECURITIES  ("TRUST  PREFERRED SECURITIES"), REAL
      ESTATE   INVESTMENT   TRUSTS   ("REITS"),  EXCHANGE-TRADED   FUNDS
      ("ETFS"), CLOSED-END FUNDS ("CLOSED-END FUNDS") AND/OR BUSINESS DEVELOPMENT COMPANIES. AS SUCH, AN INVESTMENT IN UNITS OF THE TRUST SHOULD BE MADE WITH AN UNDERSTANDING OF THE RISKS OF INVESTING DIRECTLY OR INDIRECTLY THROUGH FUNDS IN SUCH SECURITIES."

PLEASE REVISE THE ABOVE DISCLOSURE, AND THE ENTIRE INFORMATION SUPPLEMENT TO BE CONSISTENT WITH THE TRUST'S INVESTMENTS.

      Response: In accordance with the Staff's comment, the referenced disclosure will be removed and replaced in its entirety with the following:

      "Securities. An investment in Units of the Trust should be made with an understanding of the risks involved in the Trust's exposure to the following types of securities, either directly or indirectly through the Funds held by the Trust: common stocks ("Common Stocks"), preferred stock ("Preferred Stocks"), trust preferred securities ("Trust Preferred Securities"), real estate investment trusts ("REITs"), exchange-traded funds ("ETFs"), closed-end funds ("Closed-End Funds") and/or business development companies."

In addition, given that certain of the underlying Funds held by the Trust have portfolios that can change over time, the Trust believes that it is appropriate to include all of the potential investment types that the underlying Funds may have exposure to in the Information Supplement. Moreover, the Trust refers the Staff to the introduction paragraph to the Information Supplement, which clarifies that the Trust and underlying Funds do not necessarily have exposure to all of the various asset classes described in the Information Supplement and that the underlying Funds' exposure to the investments described in the Information Supplement is not fixed and may change over time.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                              Daniel J. Fallon